UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of May 2023	Commission File Number: 1-14678

CANADIAN IMPERIAL BANK OF COMMERCE

(Translation of registrant’s name into English)

CIBC Square, 81 Bay Street, Toronto, Ontario, Canada, M5J 0E7

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F   ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:

Yes    ☐                  No    ☒

If yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): _______

The information contained in this Form 6-K is incorporated by reference into the Registration Statements on Form S-8 File nos. 333-130283 and 333-218913.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE

Date: May 4, 2023	By:	/s/ Achilles M. Perry
Name: Achilles M. Perry
Title: Vice President and General Counsel – Capital Markets (U.S., Europe, Asia)

Exhibits

Exhibits	Description

99.1	Amended and Restated Trust Agreement, dated May 1, 2022, by and between Canadian Imperial Bank of Commerce, Canadian Imperial Bank of Commerce U.S. Retirement Savings Plan Committee and Vanguard Fiduciary Trust Company (relating to the tax exempt trust maintained with respect to the CIBC Retirement Savings Plan for U.S. Employees)